FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit Number

1	Supplemental Information Regarding the Jaguar Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar Land Rover business of Tata Motors Limited (“TML”) constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and significant policies for the automotive industry;

•	the level of demand for automobiles;

•	competitive forces, including pricing pressures, and TML’s ability to retain market share in the face of competition from existing automotive companies and potential new market entrants;

•	the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which TML has prepared its projected financial information and capital expenditure plans; and

•	changes in the effects of competition on the demand and price of TML’s products.

Financial Statements and Other Financial Information

The audited consolidated financial information included herein as at and for the fiscal years ended March 31, 2011, 2012 and 2013 has been prepared in accordance with IFRS. The unaudited, condensed consolidated interim financial information as at and for the six months ended September 30, 2012 and 2013 has been prepared in accordance with IAS 34, including, in each case, interpretations of the International Financial Reporting Committee. You should consult your own professional advisers for an understanding of the differences between IFRS, IAS 34 and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared financial statements in accordance with US GAAP or reconciled its financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact TML’s reported profits, financial position or cash flows were they to be reported under US GAAP.

Non-IFRS Financial Measures

This Report contains references to certain non-IFRS measures, including EBITDA. EBITDA is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow from operating activities. “EBITDA” is defined as net income attributable to shareholders before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange (gain)/loss (net) and mark to market on derivatives not hedge accounted. In this Report, EBITDA and related ratios are presented for Jaguar Land Rover Automotive plc and its consolidated subsidiaries (collectively “JLR”). EBITDA and related ratios should not be considered in isolation and are not measures of JLR’s financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities or any other measure of JLR’s liquidity derived in accordance with IFRS. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of JLR’s results of operations. EBITDA, as defined herein, may not be comparable to other similarly titled measures used by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)

Date: December 10, 2013	By:	/s/ Hoshang K. Sethna
`	Name:	Hoshang K. Sethna
	Title:	Company Secretary

EXHIBIT 1

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business of Tata Motors Limited. Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

“2011 Notes”	JLR’s existing £500,000,000 8.125% Senior Notes due 2018, $410,000,000 7.750% Senior Notes due 2018 and $410,000,000 8.125% Senior Notes due 2021 issued 19 May 2011.

“2012 Notes”	JLR’s existing £500,000,000 8.250% Senior Notes due 2020 issued 27 March 2012.

“Asia Pacific”	The marketing region JLR defines as including Australia, Brunei, Indonesia, Japan, Korea, Malaysia, New Zealand, the Philippines, Singapore, Sri Lanka and Thailand.

“British pounds,” “GBP,” “pounds sterling,” “sterling” or “£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“Chinese yuan,” “CNY” or “yuan”	Chinese yuan, the currency of the People’s Republic of China.

“Company”	Jaguar Land Rover Automotive plc, a public limited company incorporated under the laws of England and Wales.

“euro,” “EUR” or “€”	Euro, the currency of the European Union Member States participating in the European Monetary Union.

“Fiscal year”	Year beginning 1 April and ending 31 March of the following year.

“Fiscal 2010”	Year beginning 1 April 2009 and ended 31 March 2010.

“Fiscal 2011”	Year beginning 1 April 2010 and ended 31 March 2011.

“Fiscal 2012”	Year beginning 1 April 2011 and ended 31 March 2012.

“Fiscal 2013”	Year beginning 1 April 2012 and ended 31 March 2013.

“Fiscal 2014”	Year beginning 1 April 2013 and ending 31 March 2014.

“Fiscal 2015”	Year beginning 1 April 2014 and ending 31 March 2015.

“Ford”	Ford Motor Company.

“Free cash flow”	Operating cash flow less investing cash flow excluding investments in short-term deposits of less than 12 month maturity.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Commission.

“Indian GAAP”	Accounting principles generally accepted in the Republic of India.

“Indian rupees”	Indian rupees, the currency of the Republic of India.

“Jaguar Land Rover,” “Jaguar Land Rover Group,” “Group” or “JLR”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“January 2013 Notes”	JLR’s existing $500,000,000 5.625% Senior Notes due 2023 issued 28 January 2013.

“MTM”	Mark to market.

“National sales companies” or “NSCs”	National sales companies for Jaguar Land Rover products, which are all wholly owned indirect subsidiaries of the Company.

“Retail volumes”	Aggregate number of finished vehicles sold by dealers (and in limited numbers by JLR directly) to end users. Although retail volumes do not directly impact JLR’s revenue, JLR considers retail volumes as the best indicator of consumer demand for its vehicles and the strength of its brands.

“Revolving Loan Facility”	The £1,290,000,000 unsecured syndicated revolving loan facility entered into in December 2011, as amended.

“Russian ruble”	Russian rubles, the currency of Russian Federation.

“Tata Motors” or “TML”	Tata Motors Limited and its subsidiaries.

“TMLH”	TML Holdings Pte Limited.

“US dollars,” “USD,” “US$” or “$”	US dollars, the currency of the United States.

“US GAAP”	Generally accepted accounting principles in the United States of America.

“Wholesale volumes”	Aggregate number of finished vehicles sold to (i) dealers in the United Kingdom or foreign markets in which JLR has established an NSC and (ii) importers in all other markets. Generally, JLR recognizes revenue on the sale of finished vehicles and parts (net of discounts, sales incentives, customer bonuses and rebates granted) when products are delivered to dealers and, in connection with sales to importers, when products are delivered to a carrier for export sales.

I. RECENT DEVELOPMENTS

Overview

In Fiscal 2011, Fiscal 2012, Fiscal 2013 and the six months ended 30 September 2013, JLR has experienced significant growth attributable to improved global economic conditions, a revamped model line-up, improved product and market mix and focus on geographic diversification, with strong growth in China, as well as a favorable foreign exchange environment and its continued focus on cost-efficiency efforts.

China Joint Venture and Brazil Production Plant

In December 2011, JLR entered into a joint venture agreement with Chery Automobile Company Ltd. for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China.

In December 2013, JLR signed an agreement with the State of Rio de Janeiro in Brazil to invest £240 million in a new production plant, with an annual capacity of 24,000 vehicles. The plant is expected to employ approximately 400 people initially, and the first vehicles are expected to come off the assembly line in 2016.

Certain Information Relating to Tata Motors

Tata Motors, on a standalone basis, sold 305,282 units in the six months ended 30 September 2013 and 816,495 units in Fiscal 2013. Tata Motors group, on a consolidated basis, had revenues of US$16,556 million (Indian GAAP) in the six months ended 30 September 2013 and US$34,786 million (Indian GAAP) in Fiscal 2013, and achieved pre-tax profits of US$512 million (Indian GAAP) and US$1,226 million (Indian GAAP), respectively, in the same periods.

In the six months ended 30 September 2013, JLR paid a dividend of £150 million to TMLH. There are no outstanding loans owed or preference shares issued to TMLH as of 30 September 2013. JLR may pay dividends from time to time to its shareholder, subject to compliance with covenants in its financing agreements restricting such payments (including covenants in the indentures governing the 2011 Notes, the 2012 Notes and the January 2013 Notes). As of 30 September 2013, the estimated amount that would be available for dividend payments, other distributions to JLR’s shareholders and other restricted payments under the relevant covenant restrictions is approximately £1,292 million.

Tata Motors has a manufacturing footprint in India, South Africa, South Korea, Thailand and the United Kingdom and established a presence in Indonesia in 2012 for import, assembly and wholesale distribution.

II. FINANCIAL INFORMATION FOR JLR

	Fiscal year ended and as at 31 March			Six months ended and as at 30 September		Twelve months ended and as at
	2011	2012	2013	2012	2013	30 September 2013
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	9,871	13,512	15,784	6,927	8,709	17,566
Material and other cost of sales(1)	(6,178)	(8,733)	(9,904)	(4,425)	(5,317)	(10,796)
Employee cost	(789)	(1,011)	(1,333)	(615)	(751)	(1,469)
Other expenses	(1,970)	(2,520)	(3,066)	(1,367)	(1,744)	(3,443)
Net impact of un-hedged commodity derivatives	—	(9)	(10)	—	(9)	(19)
Development costs capitalized(2)	531	751	860	433	501	928
Other income	36	38	71	60	109	120
Depreciation and amortization(3)	(396)	(466)	(622)	(240)	(418)	(800)
Foreign exchange gain/(loss) (net)	34	64	(97)	(9)	5	(83)
MTM on derivatives not hedge accounted	(1)	(50)	(12)	8	38	18
Finance income	10	16	34	16	18	36
Finance expense (net of capitalized interest)	(33)	(85)	(18)	(25)	(46)	(39)
Share of loss from joint venture	—	—	(12)	—	(12)	(24)

Net income before tax	1,115	1,507	1,675	763	1,083	1,995
Income tax expense	(79)	(26)	(460)	(222)	(272)	(510)

Net income attributable to shareholders	1,036	1,481	1,215	541	811	1,485
Currency translation gain/(loss)	123	—	—	—	—	—
Cash flow hedges booked into equity	43	(35)	(288)	277	817	252
Cash flow hedges moved from equity and recognized in the income statement	(13)	(20)	59	(48)	(47)	60
Actuarial losses	(321)	(150)	(346)	(24)	(278)	(600)
Tax effect on items recognized in other comprehensive income	—	173	125	(54)	(137)	42

Total comprehensive income for the period	868	1,449	765	692	1,166	1,239

Balance Sheet Data (at period end):
Intangible assets	2,145	2,801	3,522	3,209	3,854	3,854
Total non-current assets	3,557	4,982	6,628	5,924	7,367	7,367
Total current assets	3,118	5,235	6,209	4,937	6,095	6,095
Total assets	6,675	10,217	12,837	10,861	13,462	13,462
Total current liabilities	4,067	5,041	5,997	4,965	5,460	5,460
Total non-current liabilities	1,133	2,252	3,301	2,429	3,447	3,447
Total liabilities	5,200	7,293	9,298	7,394	8,907	8,907
Equity attributable to equity holders of the company	1,475	2,924	3,539	3,467	4,555	4,555
Cash Flow Data:
Net cash from operating activities	1,645	2,500	2,429	1,010	1,111	2,530
Net cash used in investing activities	(769)	(1,542)	(2,609)	(1,164)	(917)	(2,362)
Net cash from/(used in) financing activities	(527)	444	(178)	(475)	(237)	60
Cash and cash equivalents at the end of period	1,028	2,430	2,072	1,801	2,029	2,029
Other Financial Data:
EBITDA(4)	1,502	2,027	2,402	1,013	1,498	2,887
Capitalized expenditure (excluding R&D costs)	250	660	990	388	602	1,204
Capitalized product development expenditure(5)	582	825	970	493	525	1,002
Net cash/(debt) (at period end)(6)	(353)	456	680	437	582	582

(1)	TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. For illustrative purposes, TML has defined “material and other cost of sales” as the sum of the following types of expenditure presented in the income statement: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that TML would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads, which JLR reports separately. The reconciliation of material and other cost of sales to JLR’s income statement is as follows:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended
	2011	2012	2013	2012	2013	30 September 2013
	(£ in millions)
Change in inventories of finished goods and work in progress	172	317	309	169	272	412
Add purchase of products for sale	(714)	(792)	(839)	(417)	(366)	(788)
Add raw materials and consumables	(5,636)	(8,258)	(9,374)	(4,176)	(5,223)	(10,421)

Material and other cost of sales	(6,178)	(8,733)	(9,904)	(4,425)	(5,317)	(10,796)

(2)	This amount reflects the capitalized cost recognized as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £119 million, £149 million, £198 million, £98 million, £112 million and £212 million in the years ended 31 March 2011, 2012 and 2013, the six months ended 30 September 2012 and 2013 and the twelve months ended 30 September 2013, respectively.
(3)	Depreciation and amortization include, among other things, the amortization attributable to the capitalized cost of product development relating to new vehicle platforms, engine, transmission and new products. The amount of total depreciation and amortization attributable to the amortization of capitalized product development costs for Fiscal 2011, Fiscal 2012, Fiscal 2013, the six months ended 30 September 2012 and 2013 and the twelve months ended 30 September 2013 was £100 million, £183 million, £297 million, £99 million, £213 million and £411 million, respectively.
(4)	TML has defined EBITDA as net income attributable to shareholders before income tax expense, finance expense (net of capitalized interest), finance income, depreciation and amortization, foreign exchange (gain)/loss (net) and MTM on derivatives not hedge accounted. EBITDA is presented because TML believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from TML’s. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of EBITDA to JLR’s net income attributable to shareholders line item is:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended
	2011	2012	2013	2012	2013	30 September 2013
	(£ in millions)
Net income attributable to shareholders	1,036	1,481	1,215	541	811	1,485
Add back depreciation and amortization	396	466	622	240	418	800
Less finance income	(10)	(16)	(34)	(16)	(18)	(36)
Add back finance expense (net of capitalized interest)	33	85	18	25	46	39
Add back income tax expense	79	26	460	222	272	510
(Less)/add back foreign exchange (gain)/loss (net)	(34)	(64)	97	9	(5)	83
(Less)/add back MTM on derivatives not hedge accounted	1	50	12	(8)	(38)	(18)

EBITDA	1,502	2,027	2,402	1,013	1,498	2,887

(5)	This amount reflects the capitalized cost of product development recognized as an intangible asset at the end of the relevant period.
(6)	Net cash/(debt) equals total debt, including secured and unsecured borrowings and factoring facilities, less cash and cash equivalents and short-term investments (bank deposits with a maturity of between three and twelve months) and excluding finance leases.

Explanation of Income Statement Line Items

JLR’s income statement includes the following items.

•	Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other foreign countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue JLR recognizes is driven by wholesale volumes (i.e., sales of finished vehicles to dealers and importers). JLR does, however, mainly monitor the level of retail volumes as the general metric of customer demand for its products with the aim of managing effectively the level of stock held by JLR’s dealers. Retail volumes do not directly affect JLR’s revenue.

•	Material and other cost of sales: TML has elected to present JLR’s income statement under IFRS by nature of expenditure rather than by function. Accordingly, TML does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that TML would report if it were to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortization of assets used in the production process and relevant production overheads.

•	Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still on stock at the end of the relevant period. Inventories (other than those recognized as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to JLR’s management. These vehicles are carried at cost and are amortized in changes in stocks and work in progress to their residual values (i.e., estimated second-hand sale value) over the term of the arrangement.

•	Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture itself but fit into JLR’s finished vehicles.

•	Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchases from third parties and uses in JLR’s manufacturing operations, including aluminum, other metals, rubber and other raw materials and consumables. Raw materials and consumables also includes import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•	Employee cost: This line item represents the cost of wages and salaries, social security and employee benefit costs for all of JLR’s employees and agency workers, including employees of centralized functions and headquarters.

•	Other expenses: This line item comprises any expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•	Net impact of un-hedged commodity derivatives: This line item represents the mark to market on commodity derivative instruments, which do not meet the hedge accounting criteria of IFRS. In Fiscal 2012 and subsequently, JLR entered into derivative transactions on certain key commodity inputs, such as aluminum.

•	Development costs capitalized: Development costs capitalized represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development costs incurred on new vehicle platforms, engine, transmission and new products are capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgment and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•	Other income/(loss): This item represents any income not otherwise accounted for in another line item. It principally includes income from the Land Rover Experience and sales of second-hand Land Rover warranties in the United States. For the six months ended 30 September 2013, this item also includes £71 million of rebates from the Chinese government relating to JLR’s activities in the twelve months ended 31 December 2012, as compared to £38 million in the six months ended 30 September 2012 relating to JLR’s activities in the twelve months ended 31 December 2011. Such rebates are accounted for when received as they are not considered virtually certain to be paid.

•	Foreign exchange gain/(loss) (net): This item represents the net gain or (loss) attributable to the revaluation of non-GBP balance sheet items and the realized gain/loss on derivative contracts that are hedge accounted.

•	MTM on derivatives not hedge accounted: This line item represents the mark to market on foreign exchange derivative instruments, which do not meet the hedge accounting criteria of IFRS. These instruments are generally dual currency option contracts, such as EUR/USD, which provide an effective hedge against the revenue risk on US dollar and input cost risk in euro.

•	Depreciation and amortization: Depreciation and amortization represent the depreciation of property, plant and equipment and the amortization of intangible assets, including the amortization of capitalized product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances. Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, JLR capitalizes a significant percentage of its product development costs. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•	Finance expense (net): This item represents the net expense of JLR’s financial borrowings, including the 2011 Notes, the 2012 Notes and the January 2013 Notes, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalized.

Capitalization

Sources	Actual as at 30 September 2013
Cash and cash equivalents(1)	2,029
Short term investments(2)	670

Cash and cash equivalents and short term investments	2,699

Other loans(3)	137
Factoring(4)	211
£500,000,000 8.125% Senior Notes due 2018	500
£500,000,000 8.250% Senior Notes due 2020	500
$410,000,000 7.750% Senior Notes due 2018	254	(5)
$410,000,000 8.125% Senior Notes due 2021	254	(5)
$500,000,000 5.625% Senior Notes due 2023	310	(5)
Capitalized fees	(28)
Total debt	2,138	(6)

Ordinary shares	1,501
Capital redemption reserve	167
Reserves	2,887

Total equity	4,555

Total capitalization	6,693

(1)	The total amount of cash and cash equivalents includes £701 million in subsidiaries of the Company outside the United Kingdom. A significant portion of this amount is subject to restrictions or impediments on the ability of JLR’s subsidiaries in certain countries to transfer cash across the Group through loans or interim dividends. As at 30 September 2013, this includes £481 million held by JLR’s subsidiary in China which can only pay dividends annually. A portion is also located in JLR’s subsidiaries in South Africa, Brazil and certain other countries and is also subject to such restrictions, although these subsidiaries can generally pay dividends at least annually.
(2)	Short term investments refers to bank deposits with a maturity of between three and twelve months.
(3)	Consists of (i) overdraft facilities; (ii) subsidiary back-to-back loans secured by restricted cash held by JLR’s China NSC and (iii) finance leases.
(4)	Represents JLR’s factoring facilities entered into in the ordinary course of business.
(5)	Using an exchange rate on 30 September 2013 of $1.6135 = £1.00.
(6)	JLR will also have £1,290 million of undrawn unsecured credit facilities (over £900 million with a five-year maturity and the remainder with a three-year maturity), under the Revolving Loan Facility.

The following table presents JLR’s revenue, net income attributable to shareholders and EBITDA in Fiscal 2013, 2012 and 2011, the six months ended 30 September 2013 and 2012 and the twelve months ended 30 September 2013.

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended 30 September
	2011	2012	2013	2012	2013	2013
	(£ in millions)
Revenue	9,871	13,512	15,784	6,927	8,709	17,566
Net income attributable to shareholders	1,036	1,481	1,215	541	811	1,485
EBITDA	1,502	2,027	2,402	1,013	1,498	2,887

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of JLR’s Recent Performance

JLR’s revenue grew from £9,871 million in Fiscal 2011 to £15,784 million in Fiscal 2013 on the back of a significant growth in volume, from 241,000 to 375,000 units over this period. The main driver of this increase was the Range Rover Evoque, launched in Fiscal 2012 and selling 113,000 units in Fiscal 2013, and during this period JLR also successfully launched all new versions of the Range Rover and Range Rover Sport, a new sports car in the Jaguar F-TYPE and new versions of the popular Jaguar XF and Jaguar XJ. JLR increased volume growth and market share in all markets, despite the economic challenges in struggling western economies, although the relative performance of China and emerging markets has changed JLR’s market mix in the three year period, with 67% of sales to mature Western markets (UK, Europe and North America) in Fiscal 2011, compared to 58% in Fiscal 2013, with China being a significant growth market.

From Fiscal 2011 to Fiscal 2013, JLR maintained EBITDA margins of around 15%, despite the increased volume of smaller vehicles, due to continued focus on material and other costs in the business. Margins in the six months ended September 2013 increased to 17.2%, due to the rich launch mix of Range Rover and Range Rover Sport models and some one-off incentives received in the period. JLR maintained EBITDA margins on the back of higher revenue has increased operational cash flow, driving positive free cash flow in all periods despite significantly increased product development and capital spending, up from £781 million in Fiscal 2011 to £1,850 million in Fiscal 2013 and £1,103 million in the 6 months to 30 September 2013.

Retail volumes for the Group in the six months ended 30 September 2013 were 197,363 units, compared to 170,507 units in the six months ended 30 September 2012, an improvement of 15.8%. The overall trend shows a significant increase in sales volumes, as a result of the release of the new Range Rover, the Jaguar F-TYPE, the new Jaguar XF Sportbrake and new derivatives of the Jaguar XF and XJ. This is partially offset by lower volumes of the Range Rover Sport due to the run-out of the old model prior to the launch of the new model in September 2013.

Retail volumes for the six months ended 30 September 2013 were 37,483 units for Jaguar and 159,880 units for Land Rover, as compared to 26,436 units for Jaguar and 144,071 units for Land Rover in the six months ended 30 September 2012, an increase of 41.8% and 11.0%, respectively. The increase in Land Rover sales volumes is attributable to continued strong market reception for the Range Rover Evoque and the new Range Rover. Volumes of the Range Rover Sport were down, due to the run-out of the old model prior to the launch of the all new model in September 2013. All other models have shown growth in the period, reflecting the strong demand for the entire brand range. Retail volumes of Jaguar vehicles increased, as a result of the introduction of the new F-TYPE, new XF Sportbrake and smaller engine derivatives of the XF and XJ models.

Retail volumes in Europe (excluding the United Kingdom and Russia) were 36,376 units in the six months ended 30 September 2013, as compared to 35,403 units in the six months ended 30 September 2012, an increase of 2.7%, despite the overall European automotive market falling in the period. The increase is primarily due to the introduction of the new Range Rover and Jaguar F-TYPE.

Retail volumes in North America were 34,812 units in the six months ended 30 September 2013, as compared to 29,609 units in the six months ended 30 September 2012, an increase of 17.6%, primarily due to the Jaguar F-TYPE and new smaller engine and AWD versions of the XF, along with the new Range Rover and strong Range Rover Evoque sales. These are partially offset by a decrease in Range Rover Sport sales due to the run-out of the previous model ahead of the launch of the new Range Rover Sport in September 2013.

Retail volumes in the United Kingdom were 36,593 units in the six months ended 30 September 2013, as compared to 32,598 in the six months ended 30 September 2012, an increase of 12.3%, primarily due to an increase across most Land Rover and Range Rover models and the launch of the Jaguar F-TYPE.

Retail volumes in China were 44,778 units in the six months ended 30 September 2013, as compared to 35,617 units in the six months ended 30 September 2012, an increase of 25.7%, primarily due to overall growth in the Chinese vehicle market. China was JLR’s largest retail and wholesale market by volume for Fiscal 2013 and the six months ended 30 September 2013.

Retail volumes in Asia Pacific were 10,911 units in the six months ended 30 September 2013, as compared to 8,011 units in the six months ended 30 September 2012, an increase of 36.2%, primarily due to growth in the Japanese market, following lower sales in the previous period due to the after-effects of the tsunami in the region.

Retail volumes in the rest of the world were 33,893 units in the six months ended 30 September 2013, as compared to 29,269 in the six months ended 30 September 2012, an increase of 15.8%, primarily due to growth in Brazil, Russia and the Middle East.

Revenues were £8,709 million for the six months ended 30 September 2013, as compared to £6,927 million for the six months ended 30 September 2012. EBITDA was £1,498 million in the six months ended 30 September 2013, as compared to £1,013 million in the six months ended 30 September 2012, reflecting increased volumes, richer product mix following the launch of the new Range Rover, new Range Rover Sport and Jaguar F-TYPE, richer geographic mix and £79 million of local incentives recognized in the six months ended 30 September 2013. Net income was £811 million in the six months ended 30 September 2013, as compared to £541 million in the six months ended 30 September 2012. The increase in net income is primarily attributable to increased EBITDA and foreign exchange gain, partially offset by higher depreciation and amortization and higher interest and tax charges.

Exchange rates in the six months ended 30 September 2013 remained favorable and in line with those in the six months ended 30 September 2012, although the strengthening of the Euro in that period put pressure on costs of materials. There has been some recent exchange rate volatility in emerging markets, as investors have moved back into Western economies, which are showing increasing signs of economic improvement. JLR is exposed principally to movements in the US dollar—sterling and euro—sterling exchange rates, but it also has exposure to the Russian ruble, the Chinese yuan and other currencies. In order to mitigate the impact of exchange rate volatility on its results, JLR has a hedging policy in place and partially hedges its currency exposures using a combination of forward contracts and options.

Commodity prices have been relatively stable in the six months ended 30 September 2013, with aluminum and steel prices around 1% lower compared to 12 months ago. During the last 18 months, oil prices remained relatively stable at around $110/barrel, although oil prices have had short-term fluctuations in the period due to economic and geo-political issues. JLR seeks to manage the effect of fluctuations in energy and commodity prices through the use of fixed price supply contracts with tenors of up to 12 months for energy and some commodity costs and the limited use of derivative transactions on certain key commodity inputs, such as aluminum.

JLR targets strong operating cash generation to fund most of its product investment requirements. JLR has continued its program of increased spending on future product development and improvement involving investment in research, design and technical innovation. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements. See “III. Discussion and Analysis of Results of Operations – Capital Expenditure”.

JLR is building a new engine factory in South Staffordshire, which will lead to 1,400 new highly skilled engineering and manufacturing jobs. Since 30 September 2012, JLR has recruited approximately 1,400 new employees at its Solihull site and has added an additional shift. JLR has also recently announced its intention to create 1,700 new jobs in Solihull to support the introduction of new model programs. By the end of Fiscal 2014, JLR intends to expand its team of engineers and designers to support its product development program, which will lead to an associated increase in its staff costs and an increase in product development expenses capitalized in accordance with its accounting policy.

In Fiscal 2013, JLR completed the issuance of $500 million of bonds due 2023. JLR used the proceeds of the bonds for general corporate purposes. JLR also re-negotiated and expanded its Revolving Loan Facility from £795 million to £1,250 million (subsequently increased to £1,290 million), with 75% due over five years and the remainder over three years. At the date of this Exhibit, this remains undrawn. In Fiscal 2012, JLR completed the issuance of £1,000 million equivalent of bonds due in 2018 and 2021 and £500 million of bonds due 2020, as well as concluding the Revolving Loan Facility. JLR used the proceeds of the bonds to refinance secured and short-term debt, while providing increased capital and liquidity for its growth.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Six months ended 30 September 2013 compared to six months ended 30 September 2012

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period, and shows these items as a percentage of total revenues.

	Six months ended 30 September				Six months ended 30 September
	2012	2013	Amount of change	Percentage change	2012	2013
	(£ in millions)			(% change)	(% of revenue)
Revenue	6,927	8,709	1,782	25.7%	100.0%	100.0%
Material and other cost of sales	(4,425)	(5,317)	(892)	20.2%	63.9%	61.1%
Employee cost	(615)	(751)	(136)	22.1%	8.9%	8.6%
Other expenses	(1,367)	(1,744)	(377)	27.6%	19.7%	20.0%
Net impact of un-hedged commodity derivatives	—	(9)	(9)	—	—	0.1%
Development costs capitalized	433	501	68	15.7%	6.3%	5.8%
Other income	60	109	49	81.7%	0.9%	1.3%
Depreciation and amortization	(240)	(418)	(178)	74.2%	3.5%	4.8%
Foreign exchange gain/(loss) (net)	(9)	5	14	155.6%	0.1%	0.1%
MTM on derivatives not hedge accounted	8	38	30	375.0%	0.1%	0.4%
Finance income	16	18	2	12.5%	0.2%	0.2%
Finance expense (net of capitalized interest)	(25)	(46)	(21)	84.0%	0.4%	0.5%
Share of loss from joint venture	—	(12)	(12)	—	—	0.1%

Net income before tax	763	1,083	320	41.9%	11.1%	12.4%
Income tax expense	(222)	(272)	(50)	22.5%	3.2%	3.1%

Net income attributable to shareholders	541	811	270	49.9%	7.8%	9.3%

Revenue

Revenue increased by £1,782 million to £8,709 million in the six months ended 30 September 2013 from £6,927 million in the six months ended 30 September 2012, or an increase of 25.7%. This increase is primarily attributable to higher wholesale volumes, which were driven in particular by higher volumes of the new Range Rover and the Range Rover Evoque, and higher Jaguar wholesale volumes, which were driven in particular by higher volumes of the Jaguar XF (including Sportbrake, AWD and smaller engine options) and the newly launched F-TYPE.

Material and other cost of sales

JLR’s material and other cost of sales increased to £5,317 million in the six months ended 30 September 2013, up 20.2% from £4,425 million in the six months ended 30 September 2012. This increase is predominantly attributable to higher volumes of cars sold. As a percentage of revenue, material and other costs of sale fell from 63.9% to 61.1%. This fall was attributable to better product and geographic mix.

Change in inventories of finished goods and work in progress: In the six months ended 30 September 2013, JLR added £272 million to its inventory of finished goods and work in progress, thereby decreasing its material and other cost of sales. This increase of inventories at 30 September 2013 compared to 31 March 2013 was principally the result of (i) higher volumes of sale in markets that require longer shipment times and (ii) build up of stock of the new Range Rover Sport ahead of full retail launch.

Purchase of products for sale: In the six months ended 30 September 2013, JLR spent £366 million on parts and accessories supplied by third parties and used in JLR’s finished vehicles and parts, compared to £417 million in the six months ended 30 September 2012, representing a decrease of 12.4%. This decrease was primarily attributable to a change in the basis of calculation for the purchase of products for sale and raw materials and consumables in the first half of Fiscal 2014 offset in part by an increase in the sale of parts to service the rising number of sold vehicles, partially offset by improved reliability and performance of JLR’s vehicles.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in the six months ended 30 September 2013 were £5,223 million compared to £4,176 million in the six months ended 30 September 2012, representing an increase of £1,047 million, or 25.1%. The increase in the total cost of raw materials and consumables was primarily attributable to increased sales volume. Raw materials and consumables as a percentage of revenue decreased to 60.0% for the six months ended 30 September 2013, as compared to 60.3% for the six months ended 30 September 2012, primarily due to better market and geographic mix and favorable commodity prices.

Employee cost

JLR’s employee cost increased by 22.1% to £751 million in the six months ended 30 September 2013 from £615 million in the equivalent period in 2012. The increase is attributable to greater production volumes and the recruitment of new employees both in manufacturing and engineering. Total employee headcount increased from 25,368 to 27,948, or 10.2%, from 30 September 2012 to 30 September 2013. JLR has added around 1,500 manufacturing employees to support increased production in Solihull and around 1,000 engineers and other staff to support growth and JLR’s increased R&D investment. The majority of the increased employee cost for the engineers is capitalized under “development costs capitalized”.

Other expenses

Other expenses increased to £1,744 million in the six months ended 30 September 2013 from £1,367 million in the same period in 2012. Other expenses increased slightly as a percentage of revenue, representing 20.0% in the six months ended 30 September 2013 compared to 19.7% for the six months ended 30 September 2012. While some significant components of other expenses increased in line with revenues, fixed marketing and warranty costs increased slightly as a percentage of revenue, alongside a small increase in distribution costs as a percentage of revenue following strong growth in overseas markets. The rise in engineering expenses, reflecting JLR’s increased development in new vehicles, is mainly capitalized under “development costs capitalized”.

Net impact of un-hedged commodity derivatives

In the six months ended 30 September 2013, JLR recorded a loss of £9 million in net impact of un-hedged commodity derivatives as a result of a fall in the market value of aluminum. JLR had a net nil revaluation in the six months ended 30 September 2012.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in the six months ended 30 September 2013 and 2012:

	Six months ended 31 September
	2012	2013
	(£ in millions)
Total R&D costs	531	613
Of which expenditure capitalized	433	501
Capitalization ratio in %	81.5%	81.7%
Amortization of expenditure capitalized	99	213
R&D costs charged in income statement	98	112
As % of revenues	1.5%	1.3%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £501 million in the six months ended 30 September 2013 from £433 million in the six months ended 30 September 2012, representing an increase of 15.7%, reflects increased product development costs (included as employee costs and engineering costs in other expenses) associated with the development of the new Range Rover Sport, the Jaguar F-TYPE coupé and other future products.

Other income (net)

JLR’s other income increased to £109 million in the six months ended 30 September 2013, compared to £60 million in the six months ended 30 September 2012. For the six months ended 30 September 2013, this item also includes £71 million (six months ended 30 September 2012 £38 million) of rebates from the Chinese government relating to JLR’s activities in the twelve months ended 31 December 2012 (twelve months ended 31 December 2011). Such rebates are accounted for when received as they are not considered virtually certain to be paid.

MTM on derivatives not hedge accounted

In the six months ended 30 September 2013, JLR recorded a mark-to-market gain of £38 million on derivatives not hedge accounted, compared to a gain of £8 million in the six months ended 30 September 2012. The movement in this line item mainly reflects the changes in the euro and US dollar exchange rates.

Depreciation and amortization

JLR’s depreciation and amortization increased to £418 million in the six months ended 30 September 2013, compared to £240 million in the six months ended 30 September 2012. £110 million of the increase reflects increased amortization of product development costs following the launch of new models, such as the new Range Rover, new Range Rover Sport, F-TYPE and new XF and XJ derivatives. The remainder of the increase relates to additional depreciation on tooling for the above new products and increases in facilities.

Foreign exchange (gain)/loss (net)

JLR registered a foreign exchange gain of £5 million in the six months ended 30 September 2013, compared to a loss of £9 million in the six months ended 30 September 2012, as a result of (i) the effect of exchange fluctuations on foreign currency borrowings and other balance sheet items and (ii) foreign exchange gains and losses on derivatives realized in the period.

Finance income

JLR’s finance income increased to £18 million in the six months ended 30 September 2013 from £16 million in the six months ended 30 September 2012. The increase was largely due to higher cash balances and more cash held in short-term deposits.

Finance expense (net of capitalized interest)

JLR’s interest expense (net of capitalized interest) increased to £46 million in the six months ended 30 September 2013 from £25 million in the six months ended 30 September 2012, principally as a result of increased interest and fees relating to the Revolving Loan Facility and January 2013 Notes, alongside reduced interest capitalized and a negative mark to market on the embedded derivative relating to the 2011 Notes.

Share of loss from joint venture

JLR’s share of loss from joint venture of £12 million in the six months to 30 September 2013 was due to initial set-up costs related to the joint venture company JLR has started with Chery.

Income tax expense

JLR had an income tax expense of £272 million in the six months ended 30 September 2013, compared to £222 million in the six months ended 30 September 2012. This increase is primarily attributable to a higher profit before tax, partially offset by a lower effective tax rate. The effective tax rate for the six months ended 30 September 2013 was 25.1% of net income before tax compared to 29.1% of net income before tax for the same period in 2012. The decrease is a one-off benefit recognizing a 3% reduction in future UK corporation tax rates in the quarter. This benefit is partially offset by the impact of the UK new R&D tax regime. The new R&D credit regime provides a pre-tax benefit to the business rather than a reduction in corporation tax.

Net income

JLR’s consolidated net income for the six months ended 30 September 2013 was £811 million, compared to a consolidated net income of £541 million in the six months ended 30 September 2012 as a result of the factors identified above.

Fiscal 2013 and Fiscal 2012

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period, and shows these items as a percentage of total revenues.

	Fiscal year ended 31 March				Fiscal year ended 31 March
	2012	2013	Amount of change	Percentage change	2012	2013
		(£ in millions)		(% change)	(% of revenue)
Revenue	13,512	15,784	2,272	16.8%	100%	100%
Material and other cost of sales	(8,733)	(9,904)	(1,171)	13.4%	64.6%	62.7%
Employee cost	(1,011)	(1,333)	(322)	31.8%	7.5%	8.4%
Other expenses	(2,520)	(3,066)	(546)	21.7%	18.7%	19.4%
Net impact of un-hedged commodity derivatives	(9)	(10)	(1)	11.1%	0.1%	0.1%
Development costs capitalized	751	860	109	14.5%	5.6%	5.4%
Other income	38	71	33	86.8%	0.3%	0.4%
Depreciation and amortization	(466)	(622)	(156)	33.5%	3.4%	3.9%
Foreign exchange gain/(loss) (net)	64	(97)	(161)	251.6%	0.5%	0.6%
MTM on derivatives not hedge accounted	(50)	(12)	38	76.0%	0.4%	0.1%
Finance income	16	34	18	112.5%	0.1%	0.2%
Finance expense (net of capitalized interest)	(85)	(18)	67	78.8%	0.6%	0.1%
Share of loss from joint venture	—	(12)	(12)	—	—	0.1%

Net income before tax	1,507	1,675	168	11.1%	11.2%	10.6%
Income tax expense	(26)	(460)	(434)	1,669.2%	0.2%	2.9%

Net income attributable to shareholders	1,481	1,215	(266)	18.0%	11.0%	7.7%

Revenue

Revenue increased by £2,272 million to £15,784 million in Fiscal 2013 from £13,512 million in Fiscal 2012, an increase of 16.8%. This increase is primarily attributable to an increase in wholesale volumes of both Land Rover and Jaguar vehicles, mainly the Range Rover Evoque, Freelander and newer variants of the XF and XJ, as well as the XF Sportbrake. Total wholesale volumes increased from 314,433 units in Fiscal 2012 to 372,062 units in Fiscal 2012, representing an increase of 18.3%. At a brand level, wholesale volumes were 57,812 units for Jaguar and 314,250 units for Land Rover in Fiscal 2013, as compared to 54,039 units for Jaguar and 260,394 units for Land Rover, representing a growth of 7.0% and 20.7%, respectively.

Material and other cost of sales

JLR’s material and other cost of sales increased to £9,904 million in Fiscal 2013 from £8,733 million in Fiscal 2012. This increase is predominantly attributable to the higher production levels. As a percentage of revenue, material and other cost of sales accounted for 62.7% of JLR’s revenue in Fiscal 2013, as compared to 64.6% in Fiscal 2012. This reduction as a percentage of revenue was due to improvement in model and market mix as well as favorable commodity prices.

Change in inventories of finished goods and work in progress: In Fiscal 2013, JLR added £309 million to its inventory of finished goods and work in progress, thereby decreasing JLR’s material and other cost of sales. This increase of inventories at 31 March 2013 compared to 31 March 2012 was principally the result of increased production levels in an effort to meet rising demand for JLR’s existing products and increased production of the Range Rover Evoque. In addition to increased production, rising sales to China and other markets requiring longer shipment times have increased the shipping time of JLR’s vehicles and resulted in greater inventory holding periods.

Purchase of products for sale: In Fiscal 2013, JLR spent £839 million on parts and accessories supplied by third parties and used in JLR’s finished vehicles and parts, compared to £792 million in Fiscal 2012, representing an increase of 5.9%. This increase was primarily attributable to an increase in the sale of parts to service the rising number of sold vehicles, partially offset by improved reliability and performance of JLR’s vehicles. There were also increased sales of accessories on new vehicles.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminum, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2013 was £9,374 million, compared to £8,258 million in Fiscal 2012, representing an increase of £1,116 million, or 13.5%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production levels, an increase in commodity prices and an increase in Chinese import duties paid as a result of increased sales in China, which are subject to relatively high import duties. Raw materials and consumables as a percentage of revenue decreased to 59.4% for Fiscal 2013, as compared to 61.1% for Fiscal 2012, due to a better product and geographic mix, as well as moderate commodity prices in Fiscal 2013.

Employee cost

JLR’s employee cost increased by 31.8% to £1,333 million in Fiscal 2013 from £1,011 million in Fiscal 2012. The increase is attributable to greater production volumes and the recruitment of new employees both in manufacturing and engineering. Total employee headcount increased from 25,368 to 27,948 or 10%, from 30 September 2012 to 30 September 2013. JLR has added around 1,500 manufacturing employees to support increased production in Halewood and Solihull and around 1,000 engineers to support its increased R&D investment. The majority of the increased employee cost for the engineers is capitalized under “development costs capitalized”.

Other expenses

Other expenses increased to £3,066 million in Fiscal 2013 from £2,520 million in Fiscal 2012. Other expenses increased slightly as a percentage of revenue, representing 19.4% in Fiscal 2013 compared to 18.7% for Fiscal 2012. While some significant components of other expenses increased in line with revenues, there was an increase in distribution costs as a percentage of revenue following strong growth in overseas markets. The rise in engineering expenses, reflecting JLR’s increased development in new vehicles, is mainly capitalized under “development costs capitalized”.

Net impact of un-hedged commodity derivatives

In Fiscal 2013, JLR recorded a loss of £10 million on net impact of un-hedged commodity derivatives, as a result of a decrease in commodity input prices during the period. In Fiscal 2012, JLR recorded a loss of £9 million on net impact of un-hedged commodity derivatives, as a result of a drop in commodity input prices in the second half of 2011. JLR began using commodity derivatives in Fiscal 2012 to hedge its commodity price risk.

Development costs capitalized

JLR capitalizes product development costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalized development costs and amortization of capitalized development costs in Fiscal 2013 and Fiscal 2012:

	Fiscal year ended 31 March
	2012	2013
	(£ in millions)
Total R&D costs	900	1,058
Of which expenditure capitalized	751	860
Capitalization ratio in %	83.4%	81.3%
Amortization of expenditure capitalized	183	297
R&D costs charged in income statement	149	198
As % of revenues	1.1%	1.3%

The capitalization ratio of development costs depends on the production cycle that individual models pass through in different periods.

The increase to £860 million in Fiscal 2013 from £751 million in Fiscal 2012, an increase of 14.5% reflects increased product development costs (included as employee costs and engineering costs in other expenses) associated with the development of the new Range Rover Sport and other future products.

Other income (net)

JLR’s other income increased to £71 million in Fiscal 2013, compared to £38 million in Fiscal 2012. Other income for Fiscal 2013 includes £38 million (nil in Fiscal 2012) of rebates from China based on JLR’s activities there.

Depreciation and amortization

JLR’s depreciation and amortization increased to £622 million in Fiscal 2013 from £466 million in Fiscal 2012. The increase primarily reflects the amortization of product development costs and depreciation of tooling relating to the Range Rover Evoque, new Range Rover Sport, Jaguar F-TYPE and new Jaguar XF and XJ derivatives.

Foreign exchange (gain)/loss (net)

JLR registered a foreign exchange loss of £97 million in Fiscal 2013, as compared to a gain of £64 million in Fiscal 2012, as a result of (i) the effect of exchange fluctuations on foreign currency borrowings and other balance sheet items and (ii) foreign exchange gains and losses on derivatives realized in the period.

MTM on derivatives not hedge accounted

In Fiscal 2013, JLR recorded a mark-to-market loss of £12 million on derivatives not hedge accounted, compared to a loss of £50 million in Fiscal 2012. The movement in this line item mainly reflects the changes in the euro and US dollar exchange rates.

Finance income

JLR’s finance income increased to £34 million in Fiscal 2013, as compared to £16 million in Fiscal 2012. The increase was largely due to higher cash balances leading to increased interest income.

Finance expense (net of capitalized interest)

JLR’s interest expense (net of capitalized interest) decreased to £18 million in Fiscal 2013, as compared to £85 million in Fiscal 2012, principally as a result of an increase in finance expense transferred to capitalized product development.

Share of loss from joint venture

JLR’s share of loss from joint venture of £12 million in Fiscal 2013 was due to initial set-up costs related to the joint venture company JLR has started with Chery.

Income tax expense

JLR had an income tax expense of £460 million in Fiscal 2013, as compared to £26 million in Fiscal 2012. This increase is primarily attributable to a tax credit in Fiscal 2012 on the recognition of deferred tax assets relating to UK tax losses brought forward. JLR’s effective tax rate was 27.5% of net income before tax in Fiscal 2013, as compared to an effective tax rate of 1.7% of net income before tax in Fiscal 2012, due to the net benefit on the recognition of the deferred tax assets in Fiscal 2012.

Net income

JLR’s consolidated net income for Fiscal 2013 was £1,215 million, as compared to £1,481 million in Fiscal 2012, as a result of the factors identified above.

Liquidity and Capital Resources

JLR finances its capital requirements through cash generated from operations and external debt, including long-term debt, and revolving credit, factoring and working capital facilities. In the ordinary course of business, JLR also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities. As at 30 September 2013, on a consolidated basis, JLR had cash and cash equivalents of £2,029 million, short-term investments (bank deposits with a maturity of between three and twelve months) of £670 million and undrawn committed facilities of £1,250 million (subsequently increased to £1,290 million). The total amount of cash and cash equivalents includes £701 million held by subsidiaries of the Company outside the United Kingdom. A significant portion of this amount is subject to restrictions on the ability of JLR’s subsidiaries in certain countries to transfer cash across the Group through loans or interim dividends. As at 30 September 2013, this included £481 million held by JLR’s subsidiary in China, which can only pay dividends annually. In addition, JLR has cash affected by such restrictions in South Africa, Brazil and certain other countries. JLR believes that these restrictions have not had and are not expected to have any material impact on JLR’s ability to meet its cash obligations.

JLR believes that it has sufficient resources available to meet its planned capital requirements. However, JLR’s sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond its control. A decrease in the demand for JLR’s products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

JLR’s borrowings

The following table shows details of JLR’s committed and uncommitted financing arrangements, as well as the amounts outstanding and undrawn, as at 30 September 2013.

Facility	Committed Amount		Maturity	Amount outstanding as at 30 September 2013	Amount undrawn as at 30 September 2013
	(£ in millions)			(£ in millions)	(£ in millions)
Committed
£500 million 8.125% Senior Notes due 2018	500		15 November 2018	500.0	—
£500 million 8.25% Senior Notes due 2020	500		15 March 2020	500.0	—
$410 million 7.75% Senior Notes due 2018	254		15 November 2018	254	—
$410 million 8.125% Senior Notes due 2021	254		15 November 2021	254	—
$500 million Senior Notes due 2023	310		1 February 2023	310
Revolving Loan Facility	1,250	*	22 July 2016 and 22 July 2018	—	1,250
Other financing loans	62		2012-14	62	—
Receivables factoring facilities	277		2013	194	83

Subtotal	3,407			2,074	1,333
Uncommitted
Receivables factoring facilities	124			—	124
Other facilities	71			71	—

Subtotal	195			71	124
Total	3,602			2,145	1,457

Capitalized costs	—			(28)	—

*	As at the date of this Exhibit, the total committed amount under the Revolving Loan Facility was £1,290 million, all undrawn.

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings and revolving credit financings and similar committed liquidity lines. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance its debt, to meet general operating expenses and for other purposes in the ordinary course of business.

Until 31 December 2012, as Jaguar Land Rover Holdings Limited (previously Land Rover) was the main group entity used for financing and borrowing purposes, JLR had a policy of aggregating and pooling cash balances within that entity on a daily basis. Following JLR’s internal legal reorganization effective on 1 January 2013, JLR currently uses Jaguar Land Rover Limited for these purposes. Certain of JLR’s subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to JLR in the form of cash dividends, loans or advances. For example, JLR’s subsidiary in China is subject to foreign exchange controls and thereby restricted from transferring cash to other companies of the Group outside of China except through annual dividends. China also imposes a withholding tax on dividends and distributions to parent companies of Chinese subsidiaries, which creates additional disincentives and costs in relation to the remittance of cash outside of China. Brazil and Russia also restrict the ability of JLR’s local subsidiaries to participate in cash pooling arrangements and to transfer cash balances outside of the relevant countries, but they do not restrict the ability of those entities to make intragroup loans or pay dividends. South Africa also imposes a withholding tax on cash transfers. JLR believes that these restrictions have not had, and are not expected to, have any material impact on JLR’s ability to meet its cash obligations.

Cash flow data

Six months ended 30 September 2013 compared to six months ended 30 September 2012

The following table sets out the items from JLR’s consolidated statements of cash flow for the six months ended 30 September 2013 compared to the six months ended 30 September 2012.

	Six months ended 30 September		Amount of
	2012	2013	change
	(£ in millions)
Cash flows from operating activities
Net income attributable to shareholders	541	811	270
Depreciation and amortization	240	418	178
Loss on sale of assets	1	—	(1)
Foreign exchange loss/(gain) on loans	(8)	(52)	(44)
Income tax expense	222	272	50
Gain on embedded derivative	—	3	3
Finance expense (net of capitalized interest)	25	43	18
Finance income	(16)	(18)	(2)
Exchange loss on derivatives	(8)	(38)	(30)
Share of joint venture profit	—	12	12

Cash flows from operating activities before changes in assets and liabilities	997	1,451	454
Movement in trade receivables	116	110	(6)
Movement in other financial assets	(26)	283	309
Movement in other current assets	150	312	162
Movement in inventories	(157)	(290)	(133)
Movement in other non-current assets	(2)	(4)	(2)
Movement in accounts payable	(18)	(132)	(114)
Movement in other current liabilities	(20)	(153)	(133)
Movement in other financial liabilities	8	(285)	(293)
Movement in non-current liabilities	5	41	36
Movement in provisions	114	44	(70)

Cash generated from operations	1,167	1,377	210
Income tax paid	(157)	(266)	(109)

Net cash from operating activities	1,010	1,111	101

Cash flows used in investing activities
Investment in associate	(1)	—	1
Change in restricted deposit	19	61	42
Finance income received	14	20	6
Investments in short-term deposits	(375)	105	480
Purchases of property, plant and equipment (net)	(350)	(570)	(220)
Acquisition of intangible assets	(471)	(533)	(62)

Net cash used in investing activities	(1,164)	(917)	247

Cash flows (used in)/from financing activities
Finance expense and fees paid	(92)	(84)	8
Proceeds from issuance of short-term debt	4	101	97
Repayment of short-term debt	(235)	(101)	134
Payment of lease liabilities	(2)	(3)	(1)
Dividend paid	(150)	(150)	—

Net cash from financing activities	(475)	(237)	238

Net change in cash and cash equivalents	(629)	(43)	586
Cash and cash equivalents at beginning of six months	2,430	2,072	(358)

Cash and cash equivalents at end of year/period	1,801	2,029	228

Net cash from operating activities was £1,111 million in the six months ended 30 September 2013 compared to £1,010 million in the six months ended 30 September 2012. This increase reflects JLR’s increased profits partially offset by a reduction in cashflow from working capital movements and higher cash tax payments. In the six months ended 30 September 2013, increases in other current assets of £312 million due to the receipt of VAT receivable were offset by inventory build-up of £290 million due to increasing sales volumes. In the six months ended 30 September 2012, inventory build-up of £157 million due to increasing sales volumes was offset by accounts payable of £18 million due to longer creditor terms and increased purchasing of raw materials.

Net cash used in investing activities decreased to £917 million in the six months ended 30 September 2013 from £1,164 million in the six months ended 30 September 2012. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £1,103 million in the six months ended 30 September 2013, up from £821 million in the six months ended 30 September 2012. JLR’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the new Range Rover Sport and the Jaguar F-TYPE. In the six months ended 30 September 2013, JLR reduced short-term investments in bank deposits with a maturity of between three and twelve months by £105 million generating cash flows in investing activities. These short-term investments are not included as cash equivalents under IFRS.

Net cash used in financing activities in the six months ended 30 September 2013 was £237 million compared to net cash used in financing activities of £475 million in the six months ended 30 September 2012. Cash used in financing activities in the six months ended 30 September 2013 reflects net nil movement of short-term debt, compared to a net repayment of £231 million in the six months ended 30 September 2012. Cash used in financing activities in the six months ended 30 September 2013 and 2012 also reflects the payment of a £150 million dividend to TMLH.

Fiscal 2013 and Fiscal 2012

The following table sets out the items from JLR’s consolidated statements of cash flow for Fiscal 2013 compared to Fiscal 2012.

	Fiscal year ended 31 March
	2012	2013	Amount of change
	(£ in millions)
Cash flows from operating activities
Net income attributable to shareholders	1,481	1,215	(266)
Depreciation and amortization	466	622	156
Loss on sale of assets	8	2	(6)
Foreign exchange loss/(gain) on loans	11	37	26
Income tax expense	26	460	434
Gain on embedded derivative	—	(47)	(47)
Finance expense	85	18	(67)
Finance income	(16)	(34)	(18)
Exchange loss on derivatives	58	11	(47)
Share of joint venture profit	—	12	12

Cash flows from operating activities before changes in assets and liabilities	2,119	2,296	177
Movement in trade receivables	(95)	(265)	(170)
Movement in finance receivables	—	1	1
Movement in other financial assets	10	(243)	(253)
Movement in other current assets	(159)	23	182
Movement in inventories	(341)	(284)	57
Movement in other non-current assets	(4)	1	5
Movement in accounts payable	893	797	(96)
Movement in other current liabilities	199	(77)	(276)
Movement in other financial liabilities	55	245	190
Movement in non-current liabilities	5	14	9
Movement in provisions	(31)	169	200

Cash generated from operations	2,651	2,677	26
Income tax paid	(151)	(248)	(97)

Net cash from operating activities	2,500	2,429	(71)

Cash flows used in investing activities
Investment in associate	(1)	(70)	(69)
Movements in other restricted deposits	(147)	54	201
Investment in short term deposits	—	(775)	(775)
Purchases of property, plant and equipment	(596)	(891)	(295)
Proceeds from sale of property, plant and equipment	—	3	3
Cash paid for intangible assets	(814)	(959)	(145)
Finance income received	16	29	13

Net cash used in investing activities	(1,542)	(2,609)	(1,067)

Cash flows (used in)/from financing activities
Finance expense and fees paid	(128)	(179)	(51)
Proceeds from issuance of short-term debt	105	88	(17)
Repayment of short-term debt	(655)	(250)	405
Payment of lease liabilities	(4)	(4)	—
Proceeds from issuance of long-term debt	1,500	317	(1,183)
Repayment of long-term debt	(374)	—	374
Dividends paid	—	(150)	(150)

Net cash (used in)/from financing activities	444	(178)	(622)

Net change in cash and cash equivalents	1,402	(358)	(1,760)
Cash and cash equivalents at beginning of year/period	1,028	2,430	1,402

Cash and cash equivalents at end of year/period	2,430	2,072	(358)

Net cash from operating activities was £2,429 million in Fiscal 2013, as compared to £2,500 million in Fiscal 2012. This decrease reflects JLR’s increased profits more than offset by a reduction in cashflow from working capital movements and higher cash tax payments. In Fiscal 2013, working capital improved through accounts payable by £797 million as a result of longer creditor terms and increased purchasing of raw materials, which was partially offset by inventory build up of £284 million to meet increased sales demand. In Fiscal 2012, inventory build up of £341 million was partially offset by accounts payable of £893 million due to increased purchasing of raw materials.

Net cash used in investing activities increased to £2,609 million in Fiscal 2013, as compared to £1,542 million in Fiscal 2012. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £1,850 million in Fiscal 2013, up from £1,410 million in Fiscal 2012. JLR’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including costs associated with the development of the new Range Rover and the Jaguar F-TYPE. In Fiscal 2013, JLR generated net cash of £54 million from movements in other restricted deposits, relating to reduced restricted cash holding requirements relating to JLR’s dealer financing activities in the United States.

Net cash used in financing activities in Fiscal 2013 was £178 million compared to net cash from financing activities of £444 million in Fiscal 2012. Cash used in financing activities in Fiscal 2013 reflects cash used to repay £250 million of short-term debt, namely debt owed to TMLH, certain bank facilities and factoring facilities, to pay a dividend of £150 million to TMLH and to pay finance expenses and fees in connection with the issuance of long-term and short-term debt, partially offset by £405 million in proceeds from the issuance of the January 2013 Notes and short-term debt. Cash generated from financing activities in Fiscal 2012 reflects the issuance of the 2012 Notes and the 2011 Notes offset by cash used to repay £374 million of long-term debt, namely part of JLR’s Regional Development Bank Facilities, and £655 million of short-term debt, namely debt owed to TMLH, certain bank facilities and factoring facilities.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions and banks. The maturities of these short- and medium-term borrowings are generally matched to particular cash flow requirements. JLR’s main long-term borrowings include the 2011 Notes, the 2012 Notes and the January 2013 Notes. In addition to the 2011 Notes, the 2012 Notes and the January 2013 Notes, JLR will also maintain:

•	a £60 million Committed Multiple-currency Bilateral Invoice Discounting Facility;

•	a £116 million five-year Single-currency Secured Syndicated Borrowing-Base Revolving Loan Facility;

•	US$550 million Full Recourse Committed and Uncommitted Multiple-currency Bilateral Invoice Discounting Facilities;

•	a £1,290 million Unsecured Syndicated Revolving Loan Facility; and

•	various sterling Bi-lateral Term Loan Facilities supported by CNY deposits.

Capital expenditure

Capital expenditure, including capitalized product development spending, was £1,103 million in the six months ended 30 September 2013 (£821 million in the six months ended 30 September 2012) and £2,111 million in Fiscal 2013 (£1,486 million in Fiscal 2012), which mainly included expenditure on tooling and product development for proposed product introductions. JLR continues to invest in new products, technologies and capacity to meet customer demand in the premium automotive and SUV segments, as well as meet regulatory requirements. In Fiscal 2014, JLR expects capital spending (including capitalized product development costs) will total approximately £2.75 billion (based on present estimates). JLR expects that approximately 45% of its capital spending would be R&D costs and 55% would be on tangible fixed assets such as facilities, tools and equipment.

Based on its continuing strong performance and cash and liquidity position, JLR plans to continue to increase capital investment to develop new products in new and existing segments, invest in new powertrains and technologies to meet customer and regulatory requirements, and increase JLR’s manufacturing capacity in the United Kingdom and in China, Brazil and potentially other international markets. As a result, JLR expects that its capital spending could increase to be in the region of £3.5 billion—3.7 billion in Fiscal 2015 (with approximately 40% for R&D and 60% for expenditure on tangible fixed assets such as facilities, tools and equipment as well as investment in JLR’s China joint venture).

JLR continues to target funding most of its capital spending out of operating cash flow. However, after capital spending in the region of £3.5 billion—3.7 billion, free cash flow could be negative in Fiscal 2015. JLR expects that its strong balance sheet and liquidity (£2.7 billion of total liquidity and £1.25 billion of undrawn five year (over £900 million) and three year committed credit lines as at 30 September 2013), as well as proven access to funding from capital markets and banks, would also support its investment plans as required.

Some of JLR’s recently launched and anticipated new products are as follows:

All-new Range Rover Sport: In March 2013, JLR introduced the new all-aluminum Range Rover Sport to the market. Retail sales began in the second quarter of Fiscal 2014. Using the same lightweight all-aluminum architecture as the new Range Rover, the new Range Rover Sport takes the capabilities of the vehicle to a new level, with even greater luxury and refinement, enhanced performance and handling on all terrains, and significant advances in environmental sustainability. The all-aluminum body shell has helped reduce the weight of the car substantially.

Jaguar F-TYPE: Revealed at the 2012 Paris Motor Show, the F-TYPE is Jaguar’s new two-seat, convertible sports car. The new Jaguar F-TYPE represents a return to the company’s original designs: a two-seat, convertible sports car focused primarily on performance. A coupé version was launched in November 2013 at the Los Angeles Motor Show. With the addition of the new F-TYPE to JLR’s XK convertible and coupé models, JLR is able to provide a wider range of sports and high-performance models.

Jaguar C-X17 concept: Revealed at the 2013 Frankfurt Motor Show, the C-X17 crossover is a design study based on a new all-aluminum architecture. This will be used to develop a range of new Jaguar products, starting with a smaller Jaguar sedan, due in 2015. JLR expects to spend a total of £1.5 billion in developing this new all-aluminum architecture for future products. Moreover, the C-X17 will use engines produced by JLR’s new engine facility, which, in addition to supplying the C-X17, will provide engines for Jaguar vehicles reaching speeds of up to 186 mph and emissions of less than 100 g/km.

Commitments

JLR has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature aggregating £455 million as at 30 September 2013. JLR has entered into various contracts with suppliers and contractors which include obligations aggregating £824 million as at 30 September 2013, to purchase minimum or fixed quantities of material. JLR has provided guarantees in the ordinary course of business of £1 million as at 30 September 2013.

Foreign currency exchange rate risk

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at 31 March 2013:

	US dollar		Chinese yuan	Euro		Japanese yen		Others(1)	Total
	(£ in millions)
Financial assets	332		668	259		35		358	1,652
Financial liabilities	(1,266	)(2)	(659)	(1,113	)(3)	(89	)(3)	(239)	(3,366)

Net exposure asset/liability	(934)		9	(854)		(54)		119	(1,714)

(1)	“Others” include currencies such as Russian rubles, Singapore dollars, Swiss francs, Australian dollars, South African rand, Thai baht, Korean won, etc.
(2)	Includes primarily the January 2013 Notes and the 2011 Notes.
(3)	Includes primarily trade payables denominated in euro and yen.

Interest rate risk

JLR is subject to variable interest rates on some of its interest-bearing liabilities. JLR’s interest rate exposure is mainly related to debt obligations. JLR uses a mix of interest-rate sensitive financial instruments to manage the liquidity and fund requirements for its day-to-day operations, such as preference shares and short-term loans.

As at 30 September 2013, a financial liability of £194 million was subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would have resulted in an impact of £1 million on income/loss for the six months ended 30 September 2013.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at 31 March 2013, JLR’s maximum exposure to credit risk was £3,992 million, being the total of the carrying amount of cash balance with banks, short-term deposits with banks, trade receivables, finance receivables and financial assets.

None of JLR’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables, there were no indications as at 30 September 2013 that defaults in payment obligations will occur.

The table below provides details regarding the financial assets that are neither past due nor impaired, including estimated interest payments as at 31 March 2013:

	Gross	Impairment
	(£ in millions)
Not yet due	837	<1
Overdue <3 months	95	1
Overdue >3 <6 months	19	2
Overdue >6 months	11	7

	962	10

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Jaguar designs, develops and manufactures a range of premium cars and sports cars recognized for their design, performance and quality. Jaguar’s range of products comprises the XF and XJ saloons, the F-TYPE two-seater sports car and the XK coupé and convertible.

The table below presents Jaguar retail and wholesale unit sales by vehicle model expressed as a percentage of total Jaguar sales for Fiscal 2013 and 2012 and the six months ended 30 September 2013 and 2012:

	Retail				Wholesale
	Fiscal year ended 31 March		Six months ended 30 September		Fiscal year ended 31 March		Six months ended 30 September
	2012	2013	2012	2013	2012	2013	2012	2013
	(%)
Jaguar
XF	61.7%	65.9%	62.7%	58.2%	62.3%	66.2%	65.0%	55.3%
XJ	29.1%	27.3%	29.7%	25.6%	29.3%	27.2%	26.3%	23.8%
F-TYPE*	—	0.2%	—	12.1%	—	—	—	17.3%
XK	9.2%	6.6%	7.6%	4.1%	8.4%	6.6%	8.7%	3.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

*	The Jaguar F-TYPE went on sale in April 2013. Retail numbers of the F-TYPE in Fiscal 2013 include presentation and demonstration vehicles.

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the Defender, Discovery, Freelander, Range Rover (including the new Range Rover), Range Rover Evoque and Range Rover Sport (including the new Range Rover Sport).

The table below presents Land Rover retail and wholesale unit sales by vehicle model expressed as a percentage of total Land Rover sales for Fiscal 2013 and 2012 and the six months ended 30 September 2013 and 2012:

	Retail				Wholesale
	Fiscal year ended 31 March		Six months ended 30 September		Fiscal year ended 31 March		Six months ended 30 September
	2012	2013	2012	2013	2012	2013	2012	2013
	(%)
Land Rover
Defender	7.9%	5.1%	5.0%	4.7%	5.0%	4.9%	5.5%	5.0%
Discovery	18.4%	14.3%	15.0%	14.7%	15.0%	13.9%	16.6%	15.2%
Freelander	18.6%	17.0%	16.7%	17.1%	15.5%	16.5%	17.1%	17.2%
New Range Rover (from December 2012)	—	4.2%	0.1%	12.9%	—	5.2%	—	12.6%
New Range Rover Sport (from September 2013)	—	—	—	5.0%	—	—	—	8.1%
Range Rover	12.1%	5.7%	9.1%	0.1%	8.5%	4.4%	9.3%	0.2%
Range Rover Sport	22.4%	17.9%	18.5%	9.4%	19.7%	18.1%	21.7%	5.1%
Range Rover Evoque	20.6%	35.9%	35.7%	36.1%	36.3%	37.0%	29.8%	36.6%

Total	100%	100%	100%	100%	100%	100%	100%	100%

Land Rover products offer a range of powertrains, including turbocharged four cylinder petrol and diesel (with both manual and automatic transmission), V6 diesel, a hybrid diesel, V8 diesel, V6 supercharged petrol, V8 naturally aspirated and V8 supercharged petrol engines.

In addition, at the Frankfurt Motor Show in September 2013, Jaguar revealed its first ever crossover concept vehicle, the Jaguar C-X17, based on a new modular scalable advanced aluminum architecture, which will allow Jaguar to grow its product portfolio and target high-growth areas of the premium market, beginning with a new mid-sized sedan in 2015.

Sales, distribution and financial services

JLR markets Jaguar products in more than 110 markets and Land Rover products in more than 175 markets, through a global network of 18 NSCs, 74 importers, 60 export partners and 2,494 franchise sales dealers, of which 734 are joint Jaguar and Land Rover dealers. In the six months ended 30 September 2013, global unit sales of JLR’s cars (retail) were 18.4% to Europe (excluding the United Kingdom and Russia) (21.6% in Fiscal 2013), 17.6% to North America (16.8% in Fiscal 2013), 18.5% to the United Kingdom (19.3% in Fiscal 2013), 22.7% to China (20.6% in Fiscal 2013), 5.5% to Asia-Pacific (4.8% in Fiscal 2013) and 17.3% to the rest of the world (16.9% in Fiscal 2013).

JLR has established robust business processes and systems to support its production plans in meeting anticipated retail sales demand and to enable the active management of its inventory of finished vehicles and dealer inventory throughout its network. These measures include continuous monitoring of retail volumes (i.e. sales from its dealers to end customers) and the level of inventory of finished vehicles at dealers and inventory en-route from its manufacturing facilities to its national sales companies and dealers. JLR monitors those inventory levels versus internal “ideal stock” targets that JLR believes are appropriate for each market and model. The “ideal stock” target reflects specific distribution requirements for each market, including the transit times for those markets. JLR conducts a monthly “global forecast review” to assess sales running rates and volume expectations over the coming months and uses that information to plan sales actions and production actions to meet the market requirements. JLR has a monthly “sales and programming committee” at which JLR reviews the sales forecast and plans, and reviews and modifies its production plans as required in order to meet anticipated sales levels and ensure that its inventory and dealer inventory of finished vehicles is managed to “ideal stock” levels.

JLR has entered into arrangements with independent partners to provide wholesale financing to its dealers and/or retail financing to its retail customers, including Black Horse for the United Kingdom market (from the final quarter of Fiscal 2014), FGA Capital, a joint venture between Fiat Auto and Credit Agricole, for the United Kingdom (until the final quarter of Fiscal 2014) and European markets (excluding Russia), Chase Auto Finance for the US market, and local providers in a number of other key markets. JLR does not offer vehicle financing on its own account. JLR’s financing partners offer retail customers a range of consumer financing products that involve either the leasing of the vehicle for a term (with the option to either own the vehicle at maturity upon the payment of a defined balance or return it) or the purchase of the vehicle.

Separation from Ford

The Company was formed by Tata Motors on 18 January 2008 and acquired Jaguar Land Rover Limited (previously Jaguar Cars Limited) and Jaguar Land Rover Holdings Limited (previously Land Rover) from Ford on 2 June 2008. JLR completed the process of separating operations in markets where Jaguar and Land Rover previously operated as part of Ford in November 2009. In addition, the separation of Jaguar and Land Rover’s IT infrastructure and support systems from those of Ford was completed operationally in the first quarter of Fiscal 2011. JLR continues to source all of its engines from Ford and an alliance between Ford and PSA under a long-term arrangement on an arm’s-length basis, although JLR expects that the development of its new engine factory will lessen JLR’s reliance on this source, when it commences manufacture, scheduled for 2015.

In addition, JLR has developed the EuCD platform technology with Ford and Volvo cars. JLR does not owe any royalties or charges to Ford for use of the EuCD platform in Land Rover vehicles manufactured by JLR within the United Kingdom or, beginning March 2014, outside the United Kingdom.

JLR is investing over £500 million in constructing a new facility to manufacture advanced technology low-emission engines in South Staffordshire, near Wolverhampton, in the United Kingdom. This facility will produce a new range of four cylinder diesel and petrol engines and will create around 1,400 new jobs. JLR expects the first engines from this plant to be used in 2015. JLR expects that this engine facility will reduce its dependence on third-party engine supply agreements and strengthen and expand its engine range to deliver high performance, competitive engines with significant reductions in vehicle emissions.

Product Sales Performance

Retail volumes in Fiscal 2013 were 374,636 units, compared to 305,859 units in Fiscal 2012 and 240,905 units is Fiscal 2011, an increase of 133,731 at a compound annual growth rate of 24.7%. This increase has been primarily driven by the Range Rover Evoque, launched in Fiscal 2011 and selling 113,416 units in Fiscal 2013. This has been supported by growth across a majority of JLR’s models. The growth has been spread across all of JLR’s markets, with China showing the largest increase of 26,081 between Fiscal 2011 and Fiscal 2013.

During the period, JLR has continued to launch new models and derivatives, with the Jaguar F-TYPE and Jaguar Sportbrake, alongside new derivatives of the XJ and the XF as well as new versions of the Range Rover and Range Rover Sport. This growth has continued into the six months ended 30 September 2013, with volumes up 15.8% compared to the same period in Fiscal 2013. This growth is also fairly spread, with growth in a majority of JLR’s models and all major markets.

The global economy has seen continued volatility over the last half year, with the recovery from the global financial crisis leaving economies split into three groups, with some economies showing signs of stronger growth, some growing but more slowly and some regions still struggling. Jaguar Land Rover has matched or outperformed the passenger car market in all three groups.

In the first group are the economies of the United States and United Kingdom, where the recovery has been firmly underway and gained momentum between April and September 2013. Economic growth in these markets has picked up speed, as labor market conditions have improved and consumer spending accelerated. Similarly in China, growth has remained robust, supported in part by government initiatives.

The passenger car markets in the United States, United Kingdom and China have expanded by 11.3%, 12.6% and 12.4% respectively between April and September 2013 (April to August 2013 in the United States) compared to the same period the year before. JLR estimates Jaguar Land Rover has gained market share in all three markets.

Among the slower growing economies are many of the emerging markets that comprise JLR’s Asia Pacific and Rest of the world regions. Although the reasons for these economies slowing are largely country-specific, economic performance has been negatively affected by the fallout from the US Federal Reserve’s announcement in May that it would likely reduce the size of its asset purchasing program later in 2013. Emerging market exchange rates depreciated sharply between May and September and their stock markets plunged. Many central banks increased interest rates to stem capital outflows, in the process increasing the cost of credit and of servicing large consumer debts. The net effect was a reduction in demand and a slowdown in the pace of economic growth in these economies.

Auto markets were not immune. Compared to a year earlier, between April and September 2013, passenger car sales dropped by 4.7% in Brazil, 5.3% in India and 9.3% in Russia. In South Africa, sales growth decreased to 4.3% from 6.6% in the preceding six months. However, for JLR’s Rest of the world region, which includes these four markets, Jaguar Land Rover retail vehicle sales increased 16% year-over-year.

Performance in the Asia Pacific market is dominated by Japan, where passenger car sales are more than twice the combined total for South Korea and Australia. Total passenger car sales in Japan slipped 2.8% year-over-year between April and September 2013, due largely to the positive effects of the eco-car subsidy on vehicle sales in 2012. Australia saw total vehicles sales growth slow to 2.6% year-over-year between April and September 2013 as the mining boom started to fade and economic growth softened. Jaguar Land Rover’s performance across the region was again much stronger than the market: retail sales increased by 36% compared to 2012.

Meanwhile, European economies continue to struggle overall. Germany has been the strongest performer in the Euro area with GDP growth bouncing back, but France has struggled to recover, while much of the periphery, and the Netherlands, has remained mired in recession. That said, the recession has started to bottom out and conditions in many countries have stopped deteriorating although the debt crisis remains unresolved and could re-emerge.

In the big four European countries (Germany, France, Spain and Italy) the passenger car market saw the rate of decline soften to just 3.3% year-over-year for the six months ended September 2013, the slowest pace of contraction in two years. Spain was the only European country where total car sales actually increased and this was the result of a government scrappage incentive scheme. Despite this difficult backdrop, Jaguar Land Rover retail sales grew 3% year-over-year in Europe, driven by strong demand for both brands.

JLR’s Key Geographical Markets

JLR is present in all significant sales markets. JLR analyzes its performance according to the following geographic segments: North America, United Kingdom, Europe (excluding the United Kingdom and Russia), China, Asia Pacific and the rest of the world. The following table provides an analysis of the Group’s regional wholesale and retail volumes by brand for the six months ended 30 September 2013 and the six months ended 30 September 2012:

	Six months ended 30 September
	2012	2013	Change	Change
	(units)			(%)
Jaguar regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	3,636	5,290	1,654	45.5%
North America	4,675	8,667	3,992	85.4%
United Kingdom	5,994	8,736	2,742	45.7%
China	2,890	8,488	5,598	193.7%
Asia Pacific	1,716	2,324	608	35.4%
Rest of the world	2,695	3,906	1,211	44.9%

Land Rover regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	29,113	30,213	1,100	3.8%
North America	23,292	22,289	(1,003)	(4.3)%
United Kingdom	22,307	26,093	3,786	17.0%
China	32,048	37,280	5,232	16.3%
Asia Pacific	5,952	8,452	2,500	42.0%
Rest of the world	26,576	30,813	4,237	15.9%
Regional wholesale volumes:
Europe (excluding the United Kingdom and Russia)	32,749	35,503	2,754	8.4%
North America	27,967	30,956	2,989	10.7%
United Kingdom	28,301	34,829	6,528	23.1%
China	34,938	45,768	10,830	31.0%
Asia Pacific	7,668	10,776	3,108	40.5%
Rest of the world	29,271	34,719	5,448	18.6%
Global wholesale volumes:
Jaguar	21,606	37,411	15,805	73.2%
Land Rover	139,288	155,140	15,852	11.4%

Total	160,894	192,551	31,657	19.7%

Jaguar regional retail volumes:
Europe (excluding the United Kingdom and Russia)	4,699	5,302	603	12.8%
North America	6,582	9,570	2,988	45.4%
United Kingdom	7,106	8,274	1,168	16.4%
China	3,543	8,382	4,839	136.6%
Asia Pacific	1,763	2,291	528	29.9%
Rest of the world	2,743	3,664	921	33.6%
Land Rover regional retail volumes:
Europe (excluding the United Kingdom and Russia)	30,704	31,074	370	1.2%
North America	23,027	25,242	2,215	9.6%
United Kingdom	25,492	28,319	2,827	11.1%
China	32,074	36,396	4,322	13.5%
Asia Pacific	6,248	8,620	2,372	38.0%
Rest of the world	26,526	30,229	3,703	14.0%
Regional retail volumes:
Europe (excluding the United Kingdom and Russia)	35,403	36,376	973	2.7%
North America	29,609	34,812	5,203	17.6%
United Kingdom	32,598	36,593	3,995	12.3%
China	35,617	44,778	9,161	25.7%
Asia Pacific	8,011	10,911	2,900	36.2%
Rest of the world	29,269	33,893	4,624	15.8%
Global retail volumes:
Jaguar	26,436	37,483	11,047	41.8%
Land Rover	144,071	159,880	15,809	11.0%

Total	170,507	197,363	26,856	15.8%

Europe (excluding the United Kingdom and Russia)

JLR’s combined European retail volumes (excluding the United Kingdom and Russia) increased by 2.7% to 36,376 units in the six months ended 30 September 2013 from 35,403 units in the six months ended 30 September 2012, with Jaguar up by 12.8% and Land Rover up by 1.2%. JLR’s combined European wholesale volumes (excluding the United Kingdom and Russia) increased by 8.4% to 35,503 units in the six months ended 30 September 2013 from 32,749 in the six months ended 30 September 2012, with Jaguar up by 45.5% and Land Rover up by 29.7%.

North America

JLR’s North American retail volumes for the combined brands increased by 17.6% to 34,812 units in the six months ended 30 September 2013 from 29,609 units in the six months ended 30 September 2012, with Jaguar up by 45.4% and Land Rover up by 9.6%. JLR’s North American wholesale volumes for the combined brands increased by 10.7% to 30,956 in the six months ended 30 September 2013 from 27,967 in the six months ended 30 September 2012, with Jaguar up 85.4% and Land Rover down 0.1%.

United Kingdom

JLR’s retail volumes in the United Kingdom for the combined brands increased by 12.3% to 36,593 units in the six months ended 30 September 2013 from 32,598 units in the six months ended 30 September 2012, with Jaguar up by 16.4% and Land Rover up by 11.1%. JLR’s wholesale volumes in the United Kingdom for the combined brands increased by 23.1% to 34,829 units in the six months ended 30 September 2013 from 28,301 units in the six months ended 30 September 2012, with Jaguar up by 45.7% and Land Rover down by 10.4.% in market volumes.

China

JLR’s retail volumes in China for the combined brands increased by 25.7% to 44,778 units in the six months ended 30 September 2013 from 35,617 units in the six months ended 30 September 2012, with Jaguar up by 136.6% and Land Rover up by 13.5%. JLR’s Chinese wholesale volumes for the combined brands increased by 31.0% to 45,768 units in the six months ended 30 September 2013 from 34,938 units in the six months ended 30 September 2012, with Jaguar up by 193.7% for the period and Land Rover up by 16.3%. The Chinese market continued to grow strongly, with a notable increase in Jaguar retail volumes in the six months ended 30 September 2013. The Chinese market was JLR’s largest retail and wholesale market for Fiscal 2013 and the six months ended 30 September 2013.

Asia Pacific

JLR’s Asia Pacific retail volumes for the combined brands increased by 36.2% to 10,911 units in the six months ended 30 September 2013 from 8,011 units in the six months ended 30 September 2012, with Jaguar up by 29.9% and Land Rover up by 38.0%. JLR’s Asia Pacific wholesale volumes for the combined brands increased by 40.5% from 7,668 in the six months ended 30 September 2012 to 10,776 in the six months ended 30 September 2013, with Jaguar up by 35.4% and Land Rover up by 42.0%, indicating increased demand for JLR’s products in this region.

Sales and Distribution

JLR’s unit sales (on a retail basis) for each of its brands for Fiscal 2013, 2012 and 2011, the six months ended 30 September 2013 and 2012 and the twelve months ended 30 September 2013 are set out in the table below:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended 30 September
	2011	2012	2013	2012	2013	2013
Jaguar	51,818	54,227	58,593	26,436	37,483	69,640
Land Rover	189,087	251,632	316,043	144,071	159,880	331,852

Total	240,905	305,859	374,636	170,507	197,363	401,492

JLR’s unit sales (on a wholesale basis) under each of its brands for Fiscal 2013, 2012 and 2011, the six months ended 30 September 2013 and 2012 and the twelve months ended 30 September 2013 are set out in the table below:

	Fiscal year ended 31 March			Six months ended 30 September		Twelve months ended 30 September
	2011	2012	2013	2012	2013	2013
Jaguar	52,993	54,039	57,812	21,606	37,411	73,617
Land Rover	190,628	260,394	314,250	139,288	155,140	330,102

Total	243,621	314,433	372,062	160,894	192,551	403,719

Wholesale volumes refer to the aggregate number of finished vehicles sold to dealers and importers. JLR recognizes its revenue on the wholesale volumes it sells. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users. JLR considers retail volumes the best indicator of consumer demand for its vehicles and the strength of its brand.

The following tables present the sales and distribution network, retail and wholesale volumes in the six months ended 30 September 2013 and percentage of global sales for each of the Jaguar and Land Rover brands in the countries indicated.

Europe (excluding the United Kingdom and Russia)	Jaguar	Land Rover
NSCs	8	8
Importers	22	23
Number of sales dealers	319	618
Retail volumes	5,302	31,074
% Global sales (retail)	14.1%	19.4%
Wholesale volumes	5,290	30,213
% Global sales (wholesale)	14.1%	19.5%

North America	Jaguar	Land Rover
NSCs	2	2
Number of sales dealers	187	190
Retail volumes	9,570	25,242
% Global sales (retail)	25.5%	15.8%
Wholesale volumes	8,667	22,289
% Global sales (wholesale)	23.2%	14.4%

United Kingdom	Jaguar	Land Rover
NSCs	1	1
Number of sales dealers	89	117
Retail volumes	8,274	28,319
% Global sales (retail)	22.1%	17.7%
Wholesale volumes	8,736	26,093
% Global sales (wholesale)	23.4%	16.8%

China	Jaguar	Land Rover
NSCs	1	1
Importers	2	2
Number of sales dealers	154	155
Retail volumes	8,382	36,396
% Global sales (retail)	22.4%	22.8%
Wholesale volumes	8,488	37,280
% Global sales (wholesale)	22.7%	24.0%

Asia Pacific	Jaguar	Land Rover
NSCs	3	3
Importers	7	7
Number of sales dealers	98	119
Retail volumes	2,291	8,620
% Global sales (retail)	6.1%	5.4%
Wholesale volumes	2,324	8,452
% Global sales (wholesale)	6.2%	5.4%

Rest of the world	Jaguar	Land Rover
NSCs	3	3
Importers	31	42
Export partner markets	16	60
Number of sales dealers	164	284
Retail volumes	3,664	30,229
% Global sales (retail)	9.8%	18.9%
Wholesale volumes	3,906	30,813
% Global sales (wholesale)	10.4%	19.9%

The following table presents the location of JLR’s franchised sales dealerships for each of JLR’s brands as at 30 September 2013.

	Jaguar	Land Rover	Of which joint
Europe (excluding the United Kingdom and Russia)	319	618	228
North America	187	190	121
United Kingdom	89	117	10
China	154	155	151
Asia Pacific	98	119	83
Rest of the world	164	284	141

Total	1,011	1,483	734

Facilities

JLR operates three major production facilities (employing a total of approximately 15,500 employees as at 30 September 2013) and two advanced design and engineering facilities (employing a total of approximately 11,500 employees as at 30 September 2013, which includes employees at JLR’s corporate headquarters located at Whitley), all of which are located in the United Kingdom. At 30 September 2013, JLR employed 27,948 employees globally.

•	At Solihull, JLR produces the Land Rover Defender, Discovery, Range Rover and Range Rover Sport models and employed approximately 7,500 manufacturing employees as at 30 September 2013. In 2011, JLR began a major expansion of the Solihull facility to accommodate production of new Land Rover models. In September 2013, JLR announced the creation of 1,700 new jobs at Solihull as part of its investment to create an innovative aluminum architecture for future vehicles, including a new mid-sized Jaguar Sedan.

•	At Castle Bromwich, JLR produces the Jaguar XK, XJ and XF models and employed approximately 3,500 manufacturing employees as at 30 September 2013.

•	At Halewood, JLR produces the Freelander and the Range Rover Evoque and employed approximately 4,100 manufacturing employees as at 30 September 2013. JLR believes its three existing automotive manufacturing facilities at Solihull, Castle Bromwich and Halewood provide it with a flexible manufacturing footprint to support its present product plans.

JLR is investing over £500 million in constructing a new facility to manufacture advanced technology low-emission engines in South Staffordshire, near Wolverhampton, in the United Kingdom. This facility will produce a new range of four cylinder diesel and petrol engines and will create around 1,400 new jobs. In addition, JLR entered into a joint venture agreement in December 2011 with Chery Automobile Company Ltd. for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China.

In December 2013, JLR signed an agreement with the State of Rio de Janeiro in Brazil to invest £240 million in a new production plant, with an annual capacity of 24,000 vehicles. The plant is expected to employ approximately 400 people initially, and the first vehicles are expected to come off the assembly line in 2016.

In addition to JLR’s automotive manufacturing facilities, JLR also has two product development, design and engineering facilities in the United Kingdom. The facility located at Whitley houses the design center for Jaguar, the engineering center for JLR’s powertrain, and other test facilities and JLR’s global headquarters, including JLR’s commercial and central staff functions. The facility located at Gaydon is the design center for Land Rover and the vehicle engineering center, and includes an extensive on-road test track and off-road testing capabilities. The two sites employed approximately 11,500 employees as at 30 September 2013. JLR is in the process of consolidating most of its design and engineering centers at Gaydon and all administrative offices at Whitley to maximize office capacity and to JLR’s new business plans.

In September 2013, JLR announced its investment in the National Automotive Innovation Campus at the University of Warwick in the United Kingdom, which is expected to open in 2016 and focus on advanced technology, innovation and research. The campus is expected to feature engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualization and rapid prototyping and help complement JLR’s existing product development centers. In November 2013, JLR announced plans to work with Intel to establish a technology research center in Oregon in the United States to develop next-generation in-vehicle technologies, helping JLR enhance its future vehicle infotainment systems.

The Solihull, Gaydon and Whitley facilities are freeholdings, while Castle Bromwich and Halewood are held through a combination of freeholds and long-term leaseholds, generally with nominal rents.

In addition to JLR’s manufacturing and design/engineering facilities, JLR’s properties include sales offices and other sales facilities in major cities, repair service facilities and R&D facilities.

The following table sets out information with respect to JLR’s principal facilities as at 30 September 2013.

Location	Owner/Leaseholder	Freehold/Leasehold	Principal Products or Functions
United Kingdom
• Solihull	Land Rover	Freehold	Automotive vehicles & components
• Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
• Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
• Gaydon	Land Rover	Freehold	Product development
• Whitley	Jaguar Land Rover Limited	Freehold	Headquarters and product development
Rest of the world	The Group	Freehold and leasehold	National sales companies
Regional sales offices

JLR’s strategy involves expanding its global footprint into geographic locations where it sees opportunities to grow. As a producer of distinctive, premium products, JLR believe it is well positioned to increase its revenues in emerging affluent countries with growing sales potential. There are three specific aspects to its strategy of geographic expansion:

•	First, JLR aims to increase its marketing and dealer network in emerging markets. For example, in China, JLR established an NSC in 2010 to expand its presence in this key market and has increased its network of sales dealerships to 154 dealerships as at 30 September 2013. Similarly, JLR expects to continue to grow its presence in the Indian market by opening additional dealerships across the country.

•	Second, JLR aims to establish new manufacturing facilities, assembly points and suppliers in selected markets. For example, JLR has established a manufacturing and assembly joint venture in China with Chery Automobile Company Ltd. JLR has also announced plans to build a manufacturing facility in Brazil. In addition, Freelander and XF vehicles have been assembled in a facility in India operated by Tata Motors since April 2011 and January 2013, respectively, with the possibility of expanding production to other models in the future. JLR also sells vehicle kits to be assembled in CKD facilities in Kenya, Malaysia, Turkey and Pakistan. JLR is exploring manufacturing operations in other markets, such as Saudi Arabia.

•	Third, JLR aims to leverage its relationship with Tata Motors and the synergies it can achieve in the areas of research and product development, supply sourcing, manufacturing and assembly and other operations.

China Joint Venture

In December 2011, JLR entered into a joint venture agreement with Chery Automobile Company Ltd. for the establishment of a joint venture company in China. The purpose of the joint venture company is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. JLR has committed to invest CNY3.5 billion of equity capital in the joint venture company, representing 50% of the share capital and voting rights of the joint venture company. The term of the joint venture is 30 years (unless terminated or extended). The joint venture agreement contains representations and warranties, corporate governance provisions, non-compete clauses, termination provisions and other provisions that are arm’s length in nature and customary in similar manufacturing joint ventures. The Chinese government approved the joint venture in October 2012, and JLR obtained a business license for the joint venture in November 2012.

The joint venture company is expected to invest a total of CNY10.9 billion in connection with the joint venture, which will include a manufacturing plant in Changshu, an R&D center and an engine production facility. JLR believes the joint venture will combine JLR’s heritage and expertise with Chery Automobile Company Ltd.’s know-how and understanding of Chinese customers.

Brazil Production Facility

In December 2013, JLR signed an agreement to invest £240 million into a production facility in Rio de Janeiro in Brazil. Construction of the premium vehicle manufacturing facility will commence in mid-2014. The first vehicles are expected to come off the assembly line in 2016, subject to the final approval of the plans from the Brazilian Federal Government under its Inovar-auto Program. The new plant will have a capacity to build 24,000 vehicles annually for the Brazilian market. Initially, the plant is expected to employ approximately 400 people, with significant potential to increase in the future.

V. EMPLOYEE AND MANAGEMENT INFORMATION

Employees

The following table sets out a breakdown of persons employed by JLR at the time indicated by type of contract.

	As at 30 September
	2012	2013
Salaried (excluding those on maternity leave)	8,565	9,773
Hourly	9,046	13,224

Total permanent	17,611	22,997
Agency	7,713	4,899
Salaried (on maternity leave)	44	52

Total	25,368	27,948

JLR employed approximately 26,948 employees in the United Kingdom and approximately 1,000 employees in the rest of the world at 30 September 2013. New manufacturing employees are taken on as agency staff for the first 12 months of employment before being hired as permanent hourly staff. Since 30 September 2012, a significant number of agency manufacturing staff have reached their 12 month anniversary and were transferred to permanent hourly staff.

Pension Obligations

Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2012 and completed in 2013, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date, of £702 million.

As part of the valuation process, JLR agreed to a schedule of contributions, which, together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2022. As part of this schedule of contributions, JLR paid £100 million into the pension scheme in March 2013. JLR also reached an agreement with the trustees to release the security previously granted in favor of the pension fund trustees for JLR’s obligations under the pension schemes. This security was released in March 2013.

Union Wage Settlements

Employee wages are paid in accordance with wage agreements that have varying terms (typically two years) at different locations. The expiry date of the wage agreements with respect to JLR’s UK unionized employees is 31 October 2014.

Board of Directors

With recent changes, JLR’s board now includes Mr. Chandrasekaran Ramakrishnan, the Chief Financial Officer of Tata Motors.

The following table provides information with respect to members of JLR’s board of directors as at the date of this Exhibit:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Andrew M. Robb	Director	2 September 1942	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	9 September 1955	2010
Nasser Mukhtar Munjee	Director	18 November 1952	2012
Cyrus Mistry	Director	4 July 1968	2012
Chandrasekaran Ramakrishnan	Director	27 June 1955	2013

Chandrasekaran Ramakrishnan (Director): Mr. Ramakrishnan has served as the Chief Financial Officer of Tata Motors since 2007. He joined Tata Motors Limited in 1980, where he handled corporate treasury and accounting functions as well as management accounting. After a two-year company-wide IT project responsibility covering R&D, manufacturing, sourcing and sales and service, he worked in the Chairman’s office. Mr. Ramakrishnan holds a B.Com. degree and is a qualified Chartered Accountant and Cost Accountant.

VI. MAJOR SHAREHOLDERS

Major Shareholders of the Company

As at 30 September 2013, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of the Company:

Name of shareholder of Company	Number of ordinary shares	%
TML Holdings Pte Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at 30 September 2013, the following organization held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR’s holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%
Tata Motors Limited (India)	2,546,659,418	100

Major Shareholders of Tata Motors

Tata Motors Limited is a widely held, listed company with approximately 367,947 shareholders of ordinary shares and 44,586 shareholders of ‘A’ ordinary shares of record, as at 30 September 2013, both of which are entitled to vote. As at 30 September 2013, the largest shareholder of Tata Motors Limited was Tata Sons and its subsidiaries, which held 28.36% of the voting rights.